UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 3)

(RULE 14D-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

IPASS INC.

(Names of Subject Company)

TBR, INC.

(Offeror)

PARETEUM CORPORATION

(Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, $0.001 PAR VALUE

(Title of Class of Securities)

46261V108

(CUSIP Number of Class of Securities)

Robert H. Turner, Executive Chairman

Pareteum Corporation

1185 Avenue of the Americas, 37th Floor

New York, New York 10036

Telephone: (212) 984-1096

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Darrin Ocasio

Avital Perlman

Sichenzia Ross Ference LLP

1185 Avenue of the Americas, 37th Floor

New York, New York 10036

Telephone: (212) 930-9700

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$16,484,513.08	$1,997.92

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended, based on the product of (i) $1.955, the average of the high and low sales prices per share of iPass, Inc. common stock on November 29, 2018, as reported by Nasdaq, and (ii) 8,431,976, the estimated number of shares of iPass, Inc. common stock to be exchanged in the transaction.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, by multiplying the estimated transaction value by 0.0001212.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,997.92	Filing Party: Pareteum Corporation
Form or Registration No.: Form S-4	Date Filed: December 4, 2018

☐

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO, originally filed with the Securities and Exchange Commission (the “SEC”) on December 4, 2018 (together with any subsequent amendments and supplements thereto, including that certain Amendment No. 1 filed on December 10, 2018 and that certain Amendment No. 2 filed on December 21, 2018, the “Schedule TO”), by Pareteum Corporation, a Delaware corporation (“Pareteum”) and TBR, Inc., a Delaware corporation (the “Offeror”) and a direct wholly owned subsidiary of Pareteum. This Schedule TO relates to the offer by the Offeror to exchange for each outstanding share of common stock, $0.001 par value per share, of iPass, Inc. (“iPass”), a Delaware corporation, 1.17 shares of Pareteum common stock, par value $0.00001 per share, plus cash in lieu of any fractional shares of Pareteum common stock, without interest and less any applicable withholding taxes (together, the “transaction consideration”) (collectively, subject to the terms and conditions set forth in the Prospectus/Offer to Exchange (as defined below) and the related Letter of Transmittal (as defined below), and together with any amendments or supplements thereto, the “Offer”). This Amendment is being filed on behalf of Pareteum and the Offeror. Capitalized terms used and not otherwise defined in this Amendment shall have the respective meanings assigned to such terms in the Offer to Exchange.

Pareteum has filed with the SEC a Registration Statement on Form S-4 on December 4, 2018 and Amendment No. 1 to the Registration Statement on December 21, 2018 (as amended, the “Registration Statement”), relating to the offer and sale of shares of Pareteum common stock to be issued to holders of shares of iPass common stock validly tendered into the Offer and not properly withdrawn. The terms and conditions of the Offer are set forth in the Prospectus/Offer to Exchange, which is a part of Amendment No. 1 to the Registration Statement and filed as Exhibit (a)(4) hereto (as it may be amended from time to time, the “Prospectus/Offer to Exchange”), and the related letter of transmittal, which is filed as Exhibit (a)(1)(A) hereto (as it may be amended from time to time, the “Letter of Transmittal”). For the avoidance of doubt, all references to the Prospectus/Offer to Exchange, including in response to Items 1 through 11 of the Schedule TO, shall refer to the Prospectus/Offer to Exchange forming part of Amendment No. 1 to the Registration Statement. Pursuant to General Instruction F to Schedule TO, the information contained in the Prospectus/Offer to Exchange and the Letter of Transmittal, including any prospectus supplement or other supplement thereto related to the Offer hereafter filed with the SEC by Pareteum or the Offeror, is hereby expressly incorporated into this Schedule TO by reference in response to items 1 through 11 of this Schedule TO and is supplemented by the information specifically provided for in this Schedule TO.

All information regarding the Offer as set forth in the Schedule TO, including all exhibits and annexes thereto that were previously filed with the Schedule TO, is hereby expressly incorporated by reference into this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided for herein and to the extent amended and supplemented by the exhibits filed herewith.

Items 1 through 9 and Item 11 of the Schedule TO, the Offer to Exchange and the other exhibits to the Schedule TO are hereby amended and supplemented as follows:

(a)	Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented by adding the following text thereto:

“On January 4, 2019, Pareteum announced an extension of the expiration of the Offer to 5:00 p.m., New York City time, on January 17, 2019, unless the Offer is further extended or earlier terminated. The Offer was previously scheduled to expire at 12:00 midnight New York City time, at the end of January 3, 2019.

The exchange agent has advised Pareteum that, as of 5 p.m., New York City time, on January 3, 2019, 5,070,014 shares, representing approximately 60% of the outstanding shares of iPass, have been validly tendered pursuant to the Offer and not properly withdrawn.

The full text of the press release issued by Pareteum announcing the extension of the Offer is attached hereto as Exhibit (a)(5)(E) and is incorporated by reference herein.”

(b)	Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Exchange, the Offer to Exchange and the other exhibits to the Schedule TO are hereby amended and supplemented as follows:

All references to “12:00 midnight, New York City time, at the end of January 3, 2019” in the Prospectus/Offer to Exchange (Exhibit (a)(4) to the Schedule TO), Form of Letter of Transmittal (Exhibit (a)(1)(A) to the Schedule TO), Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(B) to the Schedule TO), and Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(C) to the Schedule TO) are hereby amended and replaced with “5:00 p.m., New York City time, on January 17, 2019”. Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in any of the foregoing exhibits, are hereby amended and supplemented to reflect the same.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(E) Press Release, dated January 4, 2019.

SIGNATURES

After due inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 4, 2019

PARETEUM CORPORATION

By:	/s/ Robert H. Turner
Name: Robert H. Turner
Title: Executive Chairman

TBR, INC.

By:	/s/ Robert H. Turner
Name: Robert H. Turner
Title: Executive Chairman, President and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.2 to Pareteum Corporation’s Registration Statement on Form S-4 filed on December 4, 2018)

(a)(1)(B)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.3 to Pareteum Corporation’s Registration Statement on Form S-4 filed on December 4, 2018)

(a)(1)(C)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.4 to Pareteum Corporation’s Registration Statement on Form S-4 filed on December 4, 2018)

(a)(4)	Prospectus/Offer to Exchange (incorporated by reference to Amendment No. 1 to Pareteum Corporation’s Registration Statement on Form S-4 filed on December 21, 2018)

(a)(5)(A)	Press Release issued by Pareteum Corporation and iPass, dated November 12, 2018, announcing Pareteum’s proposal to acquire all of the outstanding shares of iPass common stock (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Pareteum Corporation on November 13, 2018)

(a)(5)(B)	Investor Presentation, dated November 13, 2018, distributed in connection with Pareteum Corporation’s analyst and investor conference call (incorporated by reference to Pareteum Corporation’s filing pursuant to Rule 425 on November 13, 2018)

(a)(5)(C)	Investor Presentation, dated December 10, 2018 (incorporated by reference to Pareteum Corporation’s filing pursuant to Rule 425 on December 10, 2018)

(a)(5)(D)	Investor Presentation, dated December 20, 2018 (incorporated by reference to Pareteum Corporation’s filing pursuant to Rule 425 on December 21, 2018)

(a)(5)(E)	Press Release issued by Pareteum Corporation, dated January 4, 2019, announcing extension of offer

(d)(1)	Agreement and Plan of Merger, dated as of November 12, 2018, by and among Pareteum Corporation., iPass, Inc. and TBR, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Pareteum Corporation on November 13, 2018)

(d)(2)	Non-Disclosure Agreement, dated December 18, 2017, by and between Pareteum Corporation and iPass, Inc. (incorporated by reference to Exhibit (d)(2) to Pareteum Corporation’s Tender Offer Statement on Schedule TO filed on December 4, 2018)

(d)(3)	Form of Strategic Alliance Agreement dated April 23, 2018, by and between Pareteum Corporation and iPass Inc. (incorporated by reference to Exhibit (d)(3) to Pareteum Corporation’s Tender Offer Statement on Schedule TO filed on December 4, 2018)

(d)(4)*	Channel Partner Reseller Agreement, effective as of April 25, 2018, by and between Pareteum Corporation and iPass Inc. (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K, filed by iPass Inc. with the SEC on December 3, 2018)

(d)(5)	Software License Agreement, dated May 8, 2018, by and between Pareteum Corporation and iPass Inc. (incorporated by reference to the Quarterly Report on Form 10-Q filed by Pareteum Corporation on May 11, 2018)

(h)(1)	Opinion of Sichenzia Ross Ference LLP, dated December 3, 2018, (incorporated by reference to Exhibit 5.2 of Pareteum Corporation’s Registration Statement on Form S-4 filed on December 4, 2018).

* Confidential treatment has been requested for a portion of this exhibit.